UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, February 12th 2007 – CPFL Energia S.A. (Bovespa: CPFE3 and NYSE: CPL), announces the 4Q06 results. The following financial and operational information except when otherwise specified, is presented in a consolidated form and in accordance with Company Legislation. Comparisons are relative to 4Q05 unless otherwise stated.

4Q06 Highlights

  Net income of R$ 345 million in 4Q06 and R$ 1,404 million in 2006;
  Gross revenue of R$ 3.3 billion, an increase of 13.4%;
  Net revenue of R$ 2.4 billion, growth of 16.2%;
  EBITDA(1) of R$ 684 million, an increase of 40.0%;
  Growth of 5.6% in total energy sales, 10.6% in energy sales within the concession;
  Elevation of the free float from 17.86% to 27.08%;
  An increase of 145.8% in daily median trading volume during 2006, reaching R$ 17.3 million, and the consequent listing on the IBrX 50 of BOVESPA;
  Emission of CPFL Paulista debentures (R$ 640 million, 7-year terms and remuneration of 104.4% of CDI);
  Acquisition by CPFL Energia of 99,99% stock of Santa Cruz (October 2006);

(1) EBITDA is calculated as net income before taxes, financial expenses, income, depreciation, amortization and pension fund contributions plus adjustments for extraordinary items and non-recurring transactions.

Teleconference in Portuguese with Simultaneous Translation in English (Bilingual Q&A)

• Tuesday, February 13th 2007 – 15:00 (SP), 12:00 (US-ET)

Portuguese: (11) 2101-4848
          English: (1-973) 935-8757

• Password: CPFL or 8391596

• Webcast: http://ri.cpfl.com.br

1) Company Structure

CPFL Energia is a holding company with stock participations, whose results depend directly on the results of the controlled companies, the principal of which are: CPFL Paulista (100%), CPFL Piratininga (100%), CPFL Geração (100%) e CPFL Brasil (100%).

Note: (1) market included 0.01% of others.

1.1) Stockholding Alteration

Acquisition of Companhia Luz e Força Santa Cruz

On October 2nd 2006, CPFL Energia acquired 99.99% of the Companhia Luz e Força Santa Cruz. Santa Cruz is a public service concessionaire for the distribution of electric power operating in 24 municipalities in São Paulo State and 3 in the State of Paraná. The concession occupies an area of 11,849.5 km2, serving more than 161 thousand consumers, with a national market share of 0.3% . This acquisition raises CPFL Energia’s market share to 12.7% ..

In 2005 Santa Cruz sold 746 GWh, of power, generating net revenue of R$ 154 million, EBITDA of R$ 30 million and net income R$ 14 million. In the first half-year of 2006 net revenue reached R$ 91 million, EBITDA R$ 18 million and net income reached R$ 10 million.

This R$ 203 million acquisition is aligned with the CPFL Energia strategy which foresees successive steps towards the consolidation of the power distribution sector in the country and will permit an adequate return on the current business portfolio for the CPFL Group. The following are the financial indicators implicit in this acquisition: considering indicators for 2005 for the two companies, we obtain indexes EV/EBITDA and P/VPA of 7.1x and 2.4x for Santa Cruz, against 8.7x and 2.8x for CPFL Energia, respectively.

Besides the acquisition of Santa Cruz, in 2006 CPFL Energia also acquired 32.7% of RGE (R$ 383 million) and 11% of the Foz do Chapecó hydroelectric facility (R$ 9 million), which commits CPFL to an additional investment of R$ 230 million. With these acquisitions CPFL will have invested R$ 825 million.

2) STOCK MARKET PERFORMANCE – 2006

With the conclusion of the shareholding reorganization of VBC Energia S.A. in December 2006 and the resultant exit of Bradespar from the controlling block, CPFL Energia attained 27.08% “free float”.

In 2006, CPFL shares appreciated 16.0% on BOVESPA and 28.6% on the NYSE, closing the year quoted at R$ 30.00 and US$ 41.38, respectively

Since the IPO, the return on investment was 99.3% on BOVESPA and 127.7% on the NYSE.

The daily average trading volume in 2006 was R$ 17.3 million; R$ 9.1 million on BOVESPA and R$ 8.1 million on the NYSE. Compared to the daily average in 2005, this represents an increase of 145.8% .

3) DIVIDENDS AND INTEREST ON CAPITAL INVESTED

The board proposed the distribution of R$ 1,334 million, or R$ 2.78 per share, in dividends, the equivalent of the net income balance for the year, less the legal reserve of 5%.

Taking into account the R$ 612 million paid in 1H06, the amount to be paid will be R$ 722 million, or R$ 1.50 per share.

The annual dividend yield for 2006, calculated from the median price of the shares over the period (R$ 29.15) is 9.6% . When calculated from the closing price (R$ 30.00), the annual dividend yield is 9.8% .

This amount is well above the CPFL Energia “dividend policy” which states that income distribution in the form of dividends and/or interest on own capital (JCP), should be at minimum 50% of adjusted net income distributed half-yearly.

4) ENERGY SALES

4.1) Total Energy Sales

Energy Sales - GWh
	4Q06	4Q05	Var.
Captive Market	8,326	7,863	5.9%
Free Market	2,397	2,288	4.8%
Total	10,723	10,151	5.6%

In 4Q06, sales of energy from the CPFL Group through the distribution and commercialization segments totaled 10,723 GWh, an increase of 5.6% . This increase is largely due to the acquisition of 32.7% of RGE, without which, the growth would have been 0.2% .

Sales to the captive market totaled 8,326 GWh, equivalent to a 5.9% increase. This increase is also due to a large extent to the purchase of RGE, without which there would have been a reduction of 1.1% .

In 4Q06 sales to the free market were 2,397 GWh, an increase of 4.8% . This increase can be attributed to the winning over of captive customers by the group commercializing sector that migrated to the free market and also to the increase in consumption from CPFL Brasil base customers.

4.2) Captive Market

Captive Market - GWh
	4Q06	4Q05	Var.
Residential	2,470	2,243	10.1%
Industrial	2,827	2,893	-2.3%
Commercial	1,525	1,378	10.7%
Rural	527	469	12.3%
Others	976	880	11.0%
Total	8,326	7,863	5.9%

The captive market saw the evolution of the following classes: industrial, residential and commercial, although this evolution was also influenced by the acquisition of 32.7% of RGE:

  Industrial class: a reduction of 2.3%, due mainly to the migration of customers to the free market.
  Residential and commercial classes: increases of 10.1% and 10.7%, respectively, due to the real increase in earnings, stimulated by low inflation and the increase in the minimum salary, coupled with the acceleration of domestic appliance sales driven by the ease of credit.

Discounting the effect of the RGE purchase, the industrial class suffered a reduction of 9.5% and the residential and commercial classes showed gains of 4.5% and 5.5%, respectively.

4.3) Sales by consumer class(1)

5) ECONOMIC-FINANCIAL PERFORMANCE

CONSOLIDATED INCOME STATEMENT	4Q06	4Q05	Var.
- CPFL ENERGIA (R$ Thousands)

OPERATING REVENUES	3,279,887	2,891,256	13.4%
Net Operating Revenues	2,394,625	2,060,172	16.2%
Cost of Electric Energy	(1,148,666)	(990,554)	16.0%
Operating Cost/Expenses	(640,780)	(674,681)	-5.0%
Income from Electric Energy Services	605,179	394,937	53.2%
EBITDA	684,029	488,583	40.0%
Financial Income (Expense)	(118,618)	(141,437)	-16.1%
Operating Income	486,561	253,500	91.9%
Income Before Taxes	479,336	254,873	88.1%

NET INCOME	345,354	380,717	-9.3%

5.1) Operating revenue

Gross operating revenue in 4Q06 reached R$ 3,280 million, representing growth of 13.4%, while net operating revenue showed growth of 16.2% (R$ 334 million).

The main contributing factors to this growth in net revenue were:

(i)	Increase in total energy sales by 5.6% together with the distributor tariff readjustment (R$ 354 million)

(ii)	Increase of 37.6% (R$ 52 million) in TUSD revenue

(iii)	Cessation of ANEEL emergency charges (R$ 39 million)

In 2006, gross operating revenue reached R$ 12,227 million, representing growth of 12.1% .

5.2) Cost of electric power

The cost of power, comprising of the purchase cost plus charges for the use of the system totaled R$ 1,149 million in 4Q06, an increase of 16.0% (R$ 158 million):

  The cost of purchased power in 4Q06 was R$ 954 million, an increase of 18.9% (R$ 152 million). The main contributing factors to this increase are:
(i)	Increase of 9.2% (R$ 85 million) in the cost of purchased energy due mainly to higher volume.

(ii)	Increase of R$ 41 million owing to the accounting costs of surplus energy.

(iii)	Increase of R$ 40 million in the amount relating to the net effect of the amortization and deferment of CVA.

(iv)	Increase of R$ 14 million in Pis and Cofins credits due to higher volume.
  Charges for the use of the transmission and distribution system reached R$ 194 million in 4Q06, an increase of 3.4% (R$ 6 million)

5.3) Operating Costs

Operating costs in 4Q06 were R$ 641 million registering a reduction of 5.0% (R$ 34 million). The main causes for this decrease are:

(i) PMSO: The main variations in this item were caused by the following factors:

-
Expenditure on personnel which registered an increase of 25.6% (R$ 21 million) in 4Q06, due to, among other factors, the operational start-up of the Barra Grande Hydroelectric Plant, the 32.7% acquisition of RGE and the annual payroll increase.

-
Expenditure on outsourced services which increased 16.1% (R$ 12 million) during the period, due mainly to the start-up of the Barra Grande hydroelectric facility (BAESA) and the 32.7% acquisition of RGE

-	Expenditure on other operating costs which decreased by 52.3% (R$ 108 million) over the period due to non-occurrence in 4Q06 of RTE adjustment (R$ 92 million) in 4Q05.

Note: PMSO – consider personnel, materials, outsourced services and others.

(ii) Fuel Consumption Account (CCC) and Energy Development Account (CDE): expenses incurred with CCC and CDE increased 28.4% and 22.5% respectively (R$ 50 million). It should be emphasized that these costs are non-manageable, as they are charges defined by ANEEL.

Private Pension Fund expenditure which fell by 108.9% (R$ 24 million) also contributed to the reduction in operating costs. This item, which represented an expense R$ 22 million in 4Q05 turned into a R$ 2 million revenue in 4Q06. This variation is basically due to the Actuarial Report Revision.

5.4) EBITDA

Based on the factors described above, CPFL Energia EBITDA in 4Q06 was R$ 684 million, registering an increase of 40.0% (R$ 195 million).

For the year 2006, EBITDA was R$ 2,789 million, registering an increase of 31.6% (R$ 669 million).

5.5) Financial Result

Although the financial result in 4Q06 was negative by R$ 119 million, it was an improvement of 16.1% on the negative result of R$ 141 million of 4Q05. An explanation for this lies in the following:

(i)	Financial Revenue: A reduction of 45.6% (R$ 95 million), falling from R$ 208 million in 4Q05 to R$ 113 million in 4Q06, mainly as a result of:

-	The non-occurrence in 4Q06 of the change in asset remuneration methodology of “RTE and Energia Livre” (R$ 62 million) occurred in 4Q05

-	Other effects, including monetary and foreign exchange adjustment (R$ 19 million) and remuneration of “CVA and Parcela A” (R$ 13 million)

(ii) Financial Expenses: reduction of 33.7% (R$ 118 million), falling from R$ 350 million in 4Q05 to R$ 232 million in 4Q06, due mainly to:

-	The non-payment in 4Q06 of interest on own capital (JCP) paid in 4Q05 (R$ 109 million)

-	Reduction in the cost of debt (R$ 34 million), mainly as a result of the change in debt profile, combined with falls in the interest rate (“CDI and TJLP”) in the period

5.6) Net Income

Net Income in 4Q06, was R$ 345 million, a reduction of 9.3% (R$ 35 million).

For the year 2006, net income was R$ 1,404 million, an increase of 37.5% (R$ 383 million).

6) Debt

CPFL Energia debt stood at R$ 5,168 million in 4Q06, an increase of 3.8%, compared to the previous year. Although the debt has increased in nominal terms, its cost has fallen from 13.9% p.a. in 4Q05 to 13.4% p.a. in 4Q06, due to the fall in the CDI (18.2% to 15.2%) and the TJLP (9.8% to 7.9%) during the period, partially offset by the rise of the IGP-M/IGP-DI (1.2% to 3.8%) .

The debt increase stems mainly from the net effect of the incorporation of the debt installment of RGE after the stock acquisition of 32.7%, in the amount of R$ 224 million.

The following factors also contributed to the fluctuation of debt:

(i)	Liquidation of Floating Rate Notes (R$ 232 million) and 1st emission of CPFL Paulista debentures (R$ 805 million)

(ii)
Emission of debentures by CPFL Piratininga (R$ 400 million) and CPFL Paulista (R$ 640 million); contracting of debt linked to CDI by RGE (R$ 140 million); and BNDES loans for CPFL Paulista, CPFL Piratininga and generation projects (R$ 334 million)

In summary of the above, one can observe the change in profile of financial debt, demonstrated by the increase in debt linked to CDI (27% to 41%) and TJLP (28% to 31%), and by the reduction in debt linked to IGP-M/IGP-DI (39% to 22%).

LOANS AND FINANCINGS - 4Q06 (R$ Thousands)
		PRINCIPAL
	CHARGES	SHORT TERM	LONG TERM	TOTAL

LOCAL CURRENCY
BNDES - Repowering	161	4,104	23,813	28,078
BNDES - Investment	10,995	203,374	1,251,703	1,466,072
BNDES - RTE, Parcel "A" and Free Energy	787	338,163	124,369	463,319
FIDC	7,086	4,953	-	12,039
Furnas Centrais Elétricas S.A.	-	-	124,404	124,404
Financial Institutions	4,788	13,915	304,829	323,532
Others	548	34,349	21,127	56,024
Subtotal	24,365	598,858	1,850,245	2,473,468

FOREIGN CURRENCY
IDB	886	2,656	75,472	79,014
Financial Institutions	7,158	56,602	547,281	611,041
Subtotal	8,044	59,258	622,753	690,055

DEBENTURES
CPFL Paulista	21,789	-	903,830	925,619
CPFL Piratininga	27,878	-	400,000	427,878
RGE	9,336	23,000	207,000	239,336
SEMESA	2,923	136,252	230,347	369,522
BAESA	4,252	-	38,268	42,520
Subtotal	66,178	159,252	1,779,445	2,004,875
TOTAL	98,587	817,368	4,252,443	5,168,398

It should be emphasized that R$ 4,252 million, or 82.3% of the CPFL Energia debt is considered long term and R$ 916 million, or 17.7% of the total is considered short term.

In 4Q06, the adjusted net debt increased 19.4% as calculated from the total debt (the sum of loans, financing, derivatives and pension fund debt), excluding regulatory assets / CVA and cash receivables, reaching a total of R$ 4.416 million. This variation is a result of the increase of R$ 141 million in total debt and the reduction of R$ 178 million and R$ 399 million in the items, regulatory assets/liabilities and receivables respectively. Importantly, the ratio debt//EBITDA fell to 1.6x.

R$ Thousands	4Q06	4Q05	Var.
Total Debt (1)	(6,103,517)	(5,962,404)	2.4%
+ Regulatory Assets and Liabilities	1,057,247	1,235,566	-14.4%
+ Available Funds	630,250	1,029,241	-38.8%
= ADJUSTED NET DEBT	(4,416,020)	(3,697,597)	19.4%
(1) Financial Debt + Derivatives + Private Pension Fund (Fundação CESP)

7) INVESTMENTS

In 4Q06, Investments of R$ 241 million were made in maintenance and business expansion, of which R$ 168 million was channeled to distribution, R$ 2 million to commercialization and R$ 70 million to generation.

Among CPFL Energia’s main investments, we highlight the following:

  Distribution: Investments were made in the expansion of the electricity system to accompany consumer market growth, which included 52,670 new connections. Investments were also made in the maintenance and improvements of the electrical system for operational infrastructure, operational support systems, and programs for research and development.
  Commercializing: Improvements in the systems of portfolio and risk management.
  Generation: Investments were channeled mainly to the construction projects – Ceran Complex and the Campos Novos hydroelectric facility.

Over the year 2006, R$ 797 million was invested in the maintenance and expansion of business, of which R$ 527 million was for distribution, R$ 4 million for commercialization and R$ 266 million for generation.

8) CASH FLOW

The table below shows the evolution of cash during 2005 and 2006, although the accompanying comments refer solely to the cash flow situation in 2006:

	Consolidated

	12/31/2006	12/31/2005

Initial Cash Balance	678,780	499,838
Net Income	1,404,096	1,021,278

Consumers, Concessionaries and Licensees	265,306	174,171
Suppliers	(90,378)	251
Cash Investments	260,575	(32,575)
Others	458,517	425,164

	894,020	567,011
Investment Activities
Acquisition of Stake	(593,000)	(5,424)
Acquisition of Property, Plant and Equipment	(797,235)	(626,537)
Others	139,851	(112,459)

	(1,250,384)	(744,420)
Financing Activities
Loans, Financing and Debentures	2,124,163	1,124,359
Principal Amortization of Loans, Financing and Debentures	(2,220,076)	(1,230,116)
Dividend and Interest on Own Capital Paid	(1,090,259)	(559,170)
Others	24	-
	(1,186,148)	(664,927)

Generation of Cash Flow for the Period	(138,416)	178,942

Final Cash Balance	540,364	678,780

At the year’s closing, the cash balance reached R$ 540 million, the equivalent of a reduction of 20.4% (R$ 138 million) relative to the starting balance.

Besides the cash generated by company activities, highlighted below are other factors which contributed to the cash flow variation:

(i)	Acquisitions of stockholdings in the amount of R$ 593 million, such as the purchase of 32.7% of RGE, 11% of Foz do Chapecó Hydroelectric Facility and 99.99% of Santa Cruz.

(ii)	Asset acquisitions in the amount of R$ 793 million (already presented in “Investment” item)

(iii)	Amortization of the principal of loans, financing, and debentures, exceeding the inlets by R$ 96 million.

(iv)	Payment of income with reference to 2H05 and 1H06 (R$ 1,090 million)

The evolution of cash flow was partially influenced by the sale of stockholdings in Companhia de Gás de São Paulo (Comgás).

9) PERFORMANCE OF THE BUSINESS SEGMENTS

9.1) Distribution

CONSOLIDATED INCOME STATEMENT	4Q06	4Q05	Var.
- DISTRIBUTION (R$ Thousands)
OPERATING REVENUES	3,019,814	2,657,302	13.6%
Net Operating Revenues	2,169,392	1,866,571	16.2%
Cost of Electric Energy	(1,133,929)	(966,677)	17.3%
Operating Cost/Expenses	(592,762)	(639,256)	-7.3%
Income from Electric Energy Services	442,701	260,638	69.9%
EBITDA	500,916	352,872	42.0%
Financial Income (Expense)	(122,184)	(83,810)	45.8%
Operating Income	320,517	176,828	81.3%
Income Before Taxes	313,875	178,243	76.1%

NET INCOME	266,509	254,652	4.7%

Operating Revenue

In 4Q06, gross revenue was R$ 3,020 million, an increase of 13.6% (R$ 363 million). Net operating revenue showed growth of 16.2% (R$ 303 million).

The main contributing factors towards growth in net revenue were:

(i)	Increase in sales to captive clients by 5.9%, coupled with the distributor tariff readjustment (R$ 310 million)

(ii)	Increase of 38.2% (R$ 53 million) in TUSD revenue.

(iii)	Cessation of ANEEL emergency charges. (R$ 39 million).

Electric Power Costs

The total costs related to electric power, comprised of the purchase of electric power and charges for the use of the system, in 4Q06 were R$ 1,134 million, an increase of 17.3%:

  The cost of purchased power in 4Q06 was R$ 942 million, which represents an increase of 20.7% (R$ 162 million). The main contributing factors for this increase are:
(i)	Increase of 10.8% (R$ 96 million) in the cost of purchased power due mainly to the increased volume.

(ii)	Increase of R$ 41 million due to energy surplus accounting methods.

(iii)	Reduction of R$ 40 million of the value relating to the net affect of amortization and the deferment of CVA.

(iv)	Increase of R$ 16 million from Pis and Cofins credit due to higher volume.

  Charges for the use of the transmission and distribution system reached R$ 192 million in 4Q06, an increase of 2.9% (R$ 6 million)

Operating Costs

Operating costs in 4Q06 were R$ 593 million, a reduction of 7.3% (R$ 46 million). The principal causes of this reduction were:

(i) PMSO: The main variations in this item were due to the following factors:

-	Expenditure on personnel, which increased 21.5% (R$ 17 million) in 4Q06, mainly due to the 32.7% acquisition of RGE and the annual payroll increase.

-	Expenditure on other operating costs which decreased 54.3% (R$ 109 million) over the period, due to non-occurrence in 4Q06 of RTE adjustment (R$ 88 million) in 4Q05

(ii) Fuel Consumption Account (CCC) and Energy Development Account (CDE): expenses incurred with CCC and CDE increased 28.4% and 22.5% respectively (R$ 50 million). It should be emphasized that these costs are non-manageable, as they are charges defined by ANEEL.

Private Pension Fund expenditure which fell by 108.8% (R$ 24 million) also contributed to the reduction in operating costs. This item, which in 4Q05 represented an expenditure of R$ 22 million, in 4Q06 turned into R$ 2 million revenue. This variation is basically due to the Actuarial Report Revision.

EBITDA

Based on the factors described above, EBITDA in 4Q06, was R$ 501 million, registering an increase of 42.0% (R$ 148 million).

Financial Result

In 4Q06, the financial result was negative by R$ 122 million, representing a fall of 45.8% relative to the already negative result of R$ 84 million in 4Q05. The items that help explain this variation are:

(i) Financial Revenue: reduction of 44.7% (R$ 82 million), falling from R$ 183 million in 4Q05 to R$ 101 million in 4Q06, mostly due to:

-	Non-occurrence in 4T06 of the non-recurring effect of R$ 62 million applied in 4Q05, due to the change in the methodology of remuneration of assets of RTE and Energia Livre

-	Other effects, including monetary and foreign exchange adjustment (R$ 13 million) and remuneration of “CVA and Parcela A” (R$ 13 million).

(ii) Financial Costs: reduction of 16.3% (R$ 44 million), dropping from R$ 267 million in 4Q05 to R$ 224 million in 4Q06, mainly due to:

-	Reduction of 34.4% (R$ 32 million) on interest on own capital (JCP), which fell from R$ 92 million in 4Q05 to R$ 61 million in 4Q06

-	Reduction in the cost of debt (R$ 34 million), mainly as a result of the change in debt profile, combined with falls in the interest rate (“CDI and TJLP”) in the period

Net Income

Net income in 4Q06, was R$ 267 million, an increase of 4.7% (R$ 12 million).

IRT of CPFL Piratininga

On October 23rd 2006, the electricity tariffs of CPFL Piratininga were readjusted on average by 10.79% . This readjustment was applied in a differentiated form to each class of consumer. For small scale residential and commercial customers connected to low voltage (less than 2.3 kV), the average rate was 6.96% . For high voltage consumers, which include medium and large industries, the average readjustment was 14.08% . The readjustment is valid for the entire CPFL Piratininga market of 1.3 million customers.

9.2) Commercialization

CONSOLIDATED INCOME STATEMENT	4Q06	4Q05	Var.
- CPFL BRASIL (R$ Thousands)
OPERATING REVENUES	476,357	407,193	17.0%
Net Operating Revenues	409,070	351,811	16.3%
EBITDA	62,559	60,957	2.6%

NET INCOME	41,290	41,466	-0.4%

Operating Revenue

In 4Q06, gross revenue was R$ 476 million, an increase of 17.0% (R$ 69 million). This increase is owed basically to the 4.8% increase in sales volume.

EBITDA

In 4Q06, EBITDA was R$ 63 million, an increase of 2.6% (R$ 2 million).

Net Income

Net income in 4Q06, was R$ 41 million, a reduction of 0.4% (R$ 0.2 million).

9.3) Generation

CONSOLIDATED INCOME STATEMENT	4Q06	4Q05	Var.
- GENERATION (R$ Thousands)
OPERATING REVENUES	143,897	116,101	23.9%
Net Operating Revenues	143,117	104,429	37.0%
Cost of Electric Energy	(6,497)	(3,174)	104.7%
Operating Cost/Expenses	(27,368)	(24,167)	13.2%
Income from Electric Energy Services	109,252	77,088	41.7%
EBITDA	119,659	86,664	38.1%
Financial Income (Expense)	(35,394)	(33,004)	7.2%
Operating Income	73,858	44,084	67.5%
Income Before Taxes	73,634	44,043	67.2%

NET INCOME	47,822	30,107	58.8%

Operating Revenue

In 4Q06, gross revenue was R$ 144 million, an increase of 23.9% (R$ 28 million). This increase is mainly due to the start-up of commercial operations of the Barra Grande hydroelectric plant (BAESA) in November 2005, which contributed with R$ 31 millions and 118 GWh.

Cost of Electric Power Service

The cost of electric power service in 4Q06 was R$ 6 million, an increase of 104.7% (R$ 3 million). This rise is due mainly to the acquisitions made by Ceran (R$ 2 million) and start of The BAESA operations which contributed R$ 1 million.

Operating Costs

Operating costs in 4Q06 reached R$ 27 million, an increase of 13.2% (R$ 3 million). This rise is basically due to the variations in the PMSO: (i) Increase of 73.3% (R$ 2 million) on personnel costs from the Baesa operational start-up; (ii) Increase of 13.4% (R$ 1 million) on outsourced service spending; and (iii) reduction of 26.2% (R$ 1 million) on expenditure on other operating costs.

EBITDA

Based on the factors described above, EBITDA, in 4Q06, reached R$ 120 million, rising 38.1% (R$ 33 million).

Financial Result

In 4Q06, the financial result was R$ 35 million negative, representing an increase of 7.2% (R$ 2 million), due mainly to the reduction of 64.8% (R$ 9 million) in financial revenue, resulting from the fall in income from financial investments, offset by the reduction in the cost of debt (R$ 7 million), due to the amortizations made in the period.

Net Income

Net Income in 4Q06, was R$ 48 million, an increase of 58.8% (R$ 18 million).

Status of Generation Projects

Campos Novos Hydroelectric Facility

CPFL Energia informed the market on February 5th 2007, that the Campos Novos hydroelectric facility received authorization from ANEEL for the commercial operation of its first turbine, which will supply 91% (342 median MW) of the plant’s secured power. By April 2007 the remaining turbines should be in operation. The filling of the reservoir was concluded on January 31st 2007.

CPFL’S participation in the undertaking is 48.72%, which represents an installed capacity of 428.8 MW and secured power of 184.1 median MW.

Foz do Chapecó Hydroelectric Facility

CPFL Energia also informed the market that in December 2006, work on the Foz do Chapecó hydroelectric facility had started.

CPFL’S participation in the undertaking is 51%, which represents an installed capacity of 436.1 MW and secured power of 220.3 median MW. Commercial operation is forecast for 2010.

Investor Relations

Tel.: (55) (19) 3756-6083

Fax: (55) (19) 3756-6089

E-mail:ri@cpfl.com.br

Site: http://ri.cpfl.com.br

CPFL Energia is the largest publicly-held group in the Brazilian electric sector, active in the distribution, commercialization and generation of electric power. CPFL is the only company in the Brazilian electric sector to simultaneously trade shares on the Novo Mercado – Bovespa and on the New York Stock Exchange with ADR’s level III. The company strategy is focused on operational efficiency and synergical business growth with financial discipline, social responsibility and differentiated corporate governance.

Statement of Assets
(R$ thousands)

	Consolidated

ASSETS	12/31/06	12/31/05

CURRENT ASSETS
Cash and Banks	630,250	1,029,241
Consumers, Concessionaries and Licensees	2,124,968	1,800,556
Dividends and Interest on Equity	16,755	-
Financial Investments	28,615	22,923
Recoverable Taxes	170,953	188,772
Allowance for Doubtful Accounts	(99,609)	(54,361)
Prepaid Expenses	191,239	149,352
Deferred Taxes	188,942	-
Materials and Supplies	16,008	9,203
Deferred Tariff Cost Variations	334,353	486,384
Derivative Contracts	-	3,644
Other Credits	93,254	134,577

	3,695,728	3,770,291
NONCURRENT ASSETS
Consumers, Concessionaries and Licensees	165,183	530,423
Depósitos Judiciais	81,846	62,559
Financial Investments	103,901	108,531
Recoverable Taxes	103,049	77,324
Prepaid Expenses	28,769	38,187
Deferred Taxes	908,605	1,118,441
Deferred Tariff Cost Variations	512,678	510,277
Other Credits	142,057	137,892

	2,046,088	2,583,634
PERMANENT ASSETS
Investments	3,092,648	3,095,162
Property, Plant and Equipment	5,953,930	4,841,766
Special Obbligation Linked to Concession	(791,387)	(640,997)
Deferred Charges	51,774	40,045

	8,306,965	7,335,976

TOTAL ASSETS	14,048,781	13,689,901

Statement of Liabilities
(R$ thousands)

	Consolidated

LIABILITIES	12/31/06	12/31/05

CURRENT LIABILITIES
Suppliers	854,161	782,233
Accrued Interest on Debts	29,859	47,931
Accrued Interest on Debentures	66,178	94,948
Loans and Financing	658,116	1,198,015
Debentures	159,252	273,492
Employee Pension Plans	86,715	121,048
Regulatory Charges	105,013	30,945
Taxes and Social Contributions	522,758	474,960
Dividends and Interest on Equity	732,518	489,263
Accrued Liabilities	53,998	29,490
Deferred Tariff Gains Variations	162,350	262,764
Derivative Contracts	50,664	39,928
Other Accounts Payable	303,693	294,265

	3,785,275	4,139,282
LONG-TERM LIABILITIES
Suppliers	-	201,982
Accrued Interest on Debts	2,550	-
Loans and Financing	2,472,998	1,807,465
Debentures	1,779,445	1,556,599
Employee Pension Plans	773,646	793,343
Taxes and Social Contribution Payable	39,741	31,110
Reserve for Contingencies	103,711	214,969
Deferred Tariff Gains Variations	71,069	11,976
Derivative Contracts	24,094	29,635
Other Accounts Payable	127,941	107,492

	5,395,195	4,754,571

NON-CONTROLLING SHAREHOLDERS' INTEREST	2,034	-

SHAREHOLDERS EQUITY
Capital	4,734,790	4,734,790
Shares on Treasury	-	(8)
Capital Reserves	16	-
Profit Reserves	131,471	61,266

	4,866,277	4,796,048

TOTAL LIABILITIES	14,048,781	13,689,901

Income Statement
(R$ thousands)

	Consolidated		Variation
	4Q06	4Q05

OPERATING REVENUES
Eletricity Sales to Final Consumers	2,929,045	2,575,451	353,594	13.73%
Eletricity Sales to Distributors	124,058	136,010	(11,952)	-8.79%
Other Operating Revenues	226,784	179,795	46,989	26.13%

	3,279,887	2,891,256	388,631	13.44%

DEDUCTIONS FROM OPERATING REVENUES	(885,262)	(831,084)	(54,178)	6.52%

NET OPERATING REVENUES	2,394,625	2,060,172	334,453	16.23%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(954,410)	(802,628)	(151,782)	18.91%

Eletricity Network Usage Charges
	(194,256)	(187,926)	(6,330)	3.37%

	(1,148,666)	(990,554)	(158,112)	15.96%

Operating Costs/Expenses
Personnel	(103,769)	(82,640)	(21,129)	25.57%
Material	(19,912)	(13,500)	(6,412)	47.50%
Outsourced Services	(89,894)	(77,441)	(12,453)	16.08%
Other Operating Costs	(99,047)	(207,495)	108,448	-52.27%
Fuel Consumption Account - CCC	(146,029)	(113,702)	(32,327)	28.43%
Energy Development Account - CDE	(95,975)	(78,366)	(17,609)	22.47%
Employee Pension Plans	1,989	(22,410)	24,399	-108.88%
Depreciation and Amortization	(88,143)	(79,127)	(9,016)	11.39%
Merged Goodwill Amortization	-	-	-

	(640,780)	(674,681)	33,901	-5.02%

EBITDA	684,029	488,583	195,446	40.00%

INCOME FROM ELETRIC ENERGY SERVICE	605,179	394,937	210,242	53.23%

FINANCIAL INCOME (EXPENSE)
Financial Income	113,445	208,375	(94,930)	-45.56%
Financial Expenses	(232,063)	(240,517)	8,454	-3.51%
Interest on Equity	-	(109,295)	109,295	-100.00%

	(118,618)	(141,437)	22,819	-16.13%

OPERATING INCOME	486,561	253,500	233,061	91.94%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	2,370	2,574	(204)	-7.93%
Nonoperating Expenses	(9,595)	(1,201)	(8,394)	698.92%

	(7,225)	1,373	(8,598)	-626.22%

INCOME BEFORE TAXES ON INCOME	479,336	254,873	224,463	88.07%

Social Contribution	(29,258)	4,993	(34,251)	-685.99%
Income Tax	(96,506)	28,959	(125,465)	-433.25%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST
	353,572	288,825	64,747	22.42%

Non-Controlling Shareholders' Interest	(79)	(9,264)	9,185	-99.15%
Extraordinary Item net of Tax Effects	(8,139)	(8,139)	-	0.00%
Reversal of Interest on Equity	-	109,295	(109,295)	-100.00%

NET INCOME (EXPENSE)	345,354	380,717	(35,363)	-9.29%

Income Statement – Consolidated (Pro-forma)
(R$ thousands)

	Consolidated		Variation
	4Q06	4Q05

OPERATING REVENUES
Eletricity Sales to Final Consumers	2,784,421	2,473,525	310,896	12.57%
Eletricity Sales to Distributors	17,376	12,244	5,132	41.91%
Other Operating Revenues	218,017	171,533	46,484	27.10%

	3,019,814	2,657,302	362,512	13.64%

DEDUCTIONS FROM OPERATING REVENUES	(850,422)	(790,731)	(59,691)	7.55%

NET OPERATING REVENUES	2,169,392	1,866,571	302,821	16.22%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(941,517)	(779,769)	(161,748)	20.74%

Eletricity Network Usage Charges
	(192,412)	(186,908)	(5,504)	2.94%

	(1,133,929)	(966,677)	(167,252)	17.30%

Operating Costs/Expenses
Personnel	(93,774)	(77,159)	(16,615)	21.53%
Material	(18,328)	(12,501)	(5,827)	46.61%
Outsourced Services	(71,560)	(65,136)	(6,424)	9.86%
Other Operating Costs	(91,675)	(200,503)	108,828	-54.28%
Fuel Consumption Account - CCC	(146,029)	(113,702)	(32,327)	28.43%
Energy Development Account - CDE	(95,975)	(78,366)	(17,609)	22.47%
Employee Pension Plans	1,942	(22,116)	24,058	-108.78%
Depreciation and Amortization	(73,607)	(67,735)	(5,872)	8.67%
Merged Goodwill Amortization	(3,756)	(2,038)	(1,718)	84.30%

	(592,762)	(639,256)	46,494	-7.27%

EBITDA	500,916	352,872	148,044	41.95%

INCOME FROM ELETRIC ENERGY SERVICE	442,701	260,638	182,063	69.85%

FINANCIAL INCOME (EXPENSE)
Financial Income	101,423	183,397	(81,974)	-44.70%
Financial Expenses	(163,107)	(174,958)	11,851	-6.77%
Interest on Equity	(60,500)	(92,249)	31,749	-34.42%

	(122,184)	(83,810)	(38,374)	45.79%

OPERATING INCOME	320,517	176,828	143,689	81.26%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	2,330	2,547	(217)	-8.52%
Nonoperating Expenses	(8,972)	(1,132)	(7,840)	692.58%

	(6,642)	1,415	(8,057)	-569.40%

INCOME BEFORE TAXES ON INCOME	313,875	178,243	135,632	76.09%

Social Contribution	(22,859)	(2,122)	(20,737)	977.26%
Income Tax	(66,365)	(4,570)	(61,795)	1352.18%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST
	224,651	171,551	53,100	30.95%

Non-Controlling Shareholders' Interest	(10,564)	(1,070)	(9,494)	887.29%
Extraordinary Item net of Tax Effects	(8,078)	(8,078)	-	0.00%
Reversal of Interest on Equity	60,500	92,249	(31,749)	-34.42%

NET INCOME (EXPENSE)	266,509	254,652	11,857	4.66%

Income Statement
(R$ thousands)

	Consolidated		Variation
	4Q06	4Q05

OPERATING REVENUES
Eletricity Sales to Final Consumers	880	-	880	100.00%
Eletricity Sales to Distributors	141,168	112,403	28,765	25.59%
Other Operating Revenues	1,849	3,698	(1,849)	-50.00%

	143,897	116,101	27,796	23.94%

DEDUCTIONS FROM OPERATING REVENUES	(780)	(11,672)	10,892	-93.32%

NET OPERATING REVENUES	143,117	104,429	38,688	37.05%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(3,876)	(2,177)	(1,699)	78.04%

Eletricity Network Usage Charges
	(2,621)	(997)	(1,624)	162.89%

	(6,497)	(3,174)	(3,323)	104.69%

Operating Costs/Expenses
Personnel	(5,887)	(3,397)	(2,490)	73.30%
Material	(577)	(199)	(378)	189.95%
Outsourced Services	(6,266)	(5,525)	(741)	13.41%
Other Operating Costs	(4,007)	(5,429)	1,422	-26.19%
Fuel Consumption Account - CCC	-	-	-
Energy Development Account - CDE	-	-	-
Employee Pension Plans	47	(294)	341	-115.99%
Depreciation and Amortization	(10,678)	(9,323)	(1,355)	14.53%
Merged Goodwill Amortization	-	-	-

	(27,368)	(24,167)	(3,201)	13.25%

EBITDA	119,659	86,664	32,995	38.07%

INCOME FROM ELETRIC ENERGY SERVICE	109,252	77,088	32,164	41.72%

FINANCIAL INCOME (EXPENSE)
Financial Income	5,074	14,427	(9,353)	-64.83%
Financial Expenses	(40,468)	(47,431)	6,963	-14.68%
Interest on Equity	-	-	-

	(35,394)	(33,004)	(2,390)	7.24%

OPERATING INCOME	73,858	44,084	29,774	67.54%

NONOPERATING INCOME (EXPENSE)
Nonoperating Income	25	28	(3)	-10.71%
Nonoperating Expenses	(249)	(69)	(180)	260.87%

	(224)	(41)	(183)	446.34%

INCOME BEFORE TAXES ON INCOME	73,634	44,043	29,591	67.19%

Social Contribution	(6,452)	(1,265)	(5,187)	410.04%
Income Tax	(19,299)	(12,610)	(6,689)	53.05%

INCOME BEFORE EXTRAORDINARY ITEM AND NON-
CONTROLLING SHAREHOLDERS' INTEREST
	47,883	30,168	17,715	58.72%

Non-Controlling Shareholders' Interest	-	-	-
Extraordinary Item net of Tax Effects	(61)	(61)	-	0.00%
Reversal of Interest on Equity	-	-	-

NET INCOME (EXPENSE)	47,822	30,107	17,715	58.84%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.